Exhibit 99.1

THE VALENS COMPANY INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2022 AND 2021

EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

THE VALENS COMPANY INC.

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5-28

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Financial Position

As at February 28, 2022 and November 30, 2021

(Unaudited, Expressed in Thousands of Canadian Dollars)

		February 28, 2022	November 30, 2021
	Notes	$	$
ASSETS
Current
Cash		17,367	16,053
Marketable securities and derivatives	4	2,841	3,072
Trade and other receivables	5	35,688	28,698
Prepaid expenses and other current assets		13,039	16,261
Income tax receivable	19	4,430	4,430
Indemnity assets	17	11,368	11,368
Inventory	6	43,543	42,039
Assets held for sale	10	6,607	-
Biological assets	7	214	227
		135,097	122,148
Non-Current
Property, plant and equipment	8	72,844	77,411
Intangible assets	9,17	89,079	91,903
Goodwill	9,17	53,029	53,222
TOTAL ASSETS		350,049	344,684
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		42,897	36,926
Term loan and other debt – current	11	11	9,723
Contractual obligation – current	12	2,411	1,817
Lease liabilities – current	13	1,406	1,406
Contingent consideration – current	17	1,944	761
Other liability	17	11,368	11,368
		60,037	62,001
Non-Current
Term loan and other debt	11	37,864	16
Contractual obligation	12	4,599	7,062
Lease liabilities	13	3,882	4,238
Contingent consideration	17	-	1,857
Deferred tax liability	17,19	8,379	10,072
		114,761	85,246
Shareholders’ equity
Share capital	16	336,321	336,097
Reserves	16	26,620	25,122
Obligation to issue shares	16	1,305	1,463
Accumulated other comprehensive income		2,607	2,573
Deficit		(131,565)	(105,817)
		235,288	259,438
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		350,049	344,684

Commitments and contingencies (Note 23)
Subsequent events (Note 25)

Approved on behalf of the Board on April 13, 2022:

Signed	Signed

“Tyler Robson"	“Drew Wolff”
Director	Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three Months Ended February 28

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		2022	2021
	Notes	$	$
Revenue		29,867	21,774
Excise taxes		(6,687)	(1,760)
Net revenue	14	23,180	20,014
Cost of sales	6,8,18	19,805	14,894
Inventory valuation allowance	6	1,340	352
Gross profit, excluding fair value items		2,035	4,768
Fair value changes on growth of biological assets	7	(116)	-
Realized fair value changes on inventory sold or impaired	7	190	-
Gross profit		1,961	4,768
Operating expenses
General and administrative		15,801	6,584
Selling and marketing		6,495	1,093
Depreciation and amortization	8,9	3,186	2,508
Share-based payments	15,16	1,753	1,730
Restructuring charges		782	-
		28,017	11,915
Loss from operations		(26,056)	(7,147)
Other income (expense)
Financing costs, net	11,12,13	(1,352)	(615)
Remeasurement of contingent consideration	17	673	-
Foreign exchange gain		13	210
Gain on disposal of capital assets		-	34
Gain (loss) on marketable securities and derivatives		(730)	395
Other income		4	-
		(1,392)	24
Loss before income taxes		(27,448)	(7,123)
Recovery of income taxes	19
Current		-	(885)
Deferred		(1,700)	(85)
		(1,700)	(970)
Loss for the period		(25,748)	(6,153)
Basic and diluted loss per common share		(0.38)	(0.14)

Other comprehensive income
Foreign currency translation income, net of tax		34	-
Comprehensive loss for the period		(25,714)	(6,153)

Weighted average number of common shares outstanding
Basic and diluted		67,834,878	45,224,098

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

	Share Capital
		Amount	Reserves	Obligation to issue shares	Accumulated Other Comprehensive Income	Deficit	Total
	Number	$	$	$	$	$	$
Balance, November 30, 2020	43,057,728	162,585	19,651	1,933	-	(56,783)	127,386
Release of RSUs (Note 16(b))	14,182	68	(146)	-	-	-	(78)
Units issued through bought deal financing (Note 16(c))	6,454,666	35,630	4,066	-	-	-	39,696
Share issuance costs (Note 16(c))	-	(2,929)	-	-	-	-	(2,929)
Share-based payments (Note 16(d))	66,667	338	1,527	(135)	-	-	1,730
Loss for the period	-	-	-	-	-	(6,153)	(6,153)

Balance, February 28, 2021	49,593,243	195,692	25,098	1,798	-	(62,936)	159,652

Balance, November 30, 2021	67,832,544	336,097	25,122	1,463	2,573	(105,817)	259,438
Share-based payments (Note 16(a))	35,000	224	1,498	(158)	-	-	1,564
Foreign currency translation income	-	-	-	-	34	-	34
Loss for the period	-	-	-	-	-	(25,748)	(25,748)
Balance, February 28, 2022	67,867,544	336,321	26,620	1,305	2,607	(131,565)	235,288

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars)

		2022	2021
	Notes	$	$
OPERATING ACTIVITIES
Loss for the period		(25,748)	(6,153)
Adjustment for non-cash items:
Depreciation and amortization		3,882	2,824
Share-based payments		1,753	1,730
Inventory valuation allowance		1,340	352
Fair value changes on growth of biological assets and inventory sold	7	74	-
Impairment loss on trade receivables		575	62
Provision (recovery) for income taxes		(1,700)	(970)
Interest expense on lease liability		43	54
Accretion		351	704
Foreign exchange (gain) loss		(13)	(210)
Interest income on promissory note receivable		-	(217)
Loss (gain) on disposal of capital assets		-	(34)
Loss (gain) on marketable securities and derivatives		730	(395)
Gain on remeasurement of contingent consideration		(673)	-
Working capital adjustments:
Trade and other receivables		(7,571)	(1,993)
Prepaid expenses and other current assets		2,264	2,223
Inventory and biological assets		(2,533)	(1,266)
Contractual obligation		(1,936)	-
Accounts payable and accrued liabilities		6,127	3,385
		(23,035)	96

INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(2,462)	(8,740)
Acquisition of intangible assets		(93)	(117)
Purchase of marketable securities and derivatives		(500)	-
Repayment of promissory note receivable		7	1,614
Proceeds from sale of capital assets		-	59
Proceeds from sale of marketable securities and derivatives		-	794
Issuance of promissory note receivable		-	(750)
		(3,048)	(7,140)

FINANCING ACTIVITES
Proceeds from term loan		40,000	-
Proceeds from bought deal, net of share issue costs	16	-	36,767
Proceeds from exercise of warrants		-	-
Proceeds from exercise of stock options		-	-
Payment on exercise of RSUs		-	(78)
Payment to settle obligation to issue shares		(39)	-
Repayments of term loan		(9,715)	(500)
Financing fees paid		(2,400)	-
Purchase of shares under normal course issuer bid		-	-
Payments on lease liability		(403)	(189)
		27,443	36,000
Effect of exchange rate changes on cash		(46)	-

CHANGE IN CASH		1,314	28,956
Cash, beginning of period		16,053	20,344
Cash, end of period		17,367	49,300

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1. DESCRIPTION OF BUSINESS

The Valens Company Inc. (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and Nasdaq and under the trading symbol “VLNS”.

On November 16, 2021, the Company effected a three for one consolidation of its common shares in order to meet Nasdaq listing requirements. Comparative period common share and share-based instrument balances have been updated to reflect the share consolidation.

The address of the Company’s registered office is Suite 400, 96 Spadina Avenue, Toronto, ON, M5V 2J6.

2. BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended November 30, 2021. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on April 13, 2022.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets and liabilities measured at fair value or fair value less costs to sell. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency with exception to Green Roads, which has a functional currency of the U.S. Dollar.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. Wholly owned subsidiaries of the Company, included in these condensed interim consolidated financial statements are as follows:

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2. BASIS OF PREPARATION – continued

Subsidiary	Geographical Region	Functional Currency	Date of Consolidation
Valens Agritech Ltd. (“VAL”)	Canada	CAD	April 14, 2014
Valens Farms Ltd. (“Farms”)	Canada	CAD	July 19, 2018
Valens Labs Ltd. (“Labs”)	Canada	CAD	October 18, 2018
Southern Cliff Brands Inc. (“Pommies”)	Canada	CAD	November 8, 2019
Valens Australia Pty Ltd. (“VAPL”)	Australia	CAD	June 26, 2020
LYF Food Technologies Inc. (“LYF”)	Canada	CAD	March 5, 2021
Green Roads, Inc. (“Green Roads” or “GR”)	United States	USD	June 17, 2021
Citizen Stash Cannabis Corp. (“Citizen Stash” or “CS”)	Canada	CAD	November 8, 2021

All intra-company transactions, balances, income, and expenses were eliminated in full on consolidation.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current period’s presentation.

Critical accounting estimates and judgments

IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Aside from those included within their respective notes to the condensed interim consolidated financial statements, there have been no material revisions or changes to the nature and amount of estimates and judgments from the annual audited consolidated financial statements for the year ended November 30, 2021.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, are disclosed throughout the notes to the condensed interim consolidated financial statements.

3. APPLICATION OF NEW ACCOUNTING STANDARDS

A.	New IFRS Standards in issue but not yet effective

(i) Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(ii) Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3. APPLICATION OF NEW ACCOUNTING STANDARDS – continued

(iii) Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements

(iv) Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(v) Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

(vi) Disclosure initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The key amendments include:

•	requiring companies to disclose their material accounting policies rather than their significant accounting policies;

•	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and,

•	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

4. MARKETABLE SECURITIES AND DERIVATIVES

	February 28, 2022 $	November 30, 2021 $
Common shares of Canadian licensed producer	2,165	3,000
Purchase warrants of Canadian licensed producer	676	72
	2,841	3,072

On September 26, 2021, the Company subscribed for $3,000 of units in a Canadian licensed producer’s private placement. The Company received 375,000 common shares and 375,000 warrants with an exercise price of $9.20 for a term of two years. During the three months ended February 28, 2022, the Canadian licensed producer completed a qualifying transaction. As part of the listing agreement, the Company’s initial investment was revised to include receipt of 473,598 common shares and 473,598 warrants with a revised exercise price of $7.28 for a term of two years.

On December 23, 2021, the Company subscribed for $500 of units in a Canadian licensed producer. The Company received 10,000,000 common shares and 10,000,000 warrants with an exercise price of $0.02 for a term of two years.

For the three months ended February 28, 2022, the Company recognized an unrealized loss on the common shares of $1,335 and an unrealized gain on the purchase warrants of $604.

5. TRADE AND OTHER RECEIVABLES

	February 28, 2022 $	November 30, 2021 $
Trade accounts receivable	35,608	28,741
Less: trade receivables valuation allowance	(2,571)	(1,679)
Net trade accounts receivable	33,037	27,062
Unbilled revenue on products/services transferred over time	535	387
GST recoverable	493	140
Government assistance receivable (Note 18)	114	114
Other receivables	1,509	995
	35,688	28,698

6. INVENTORY

	February 28, 2022 $	November 30, 2021 $
Dried cannabis and hemp biomass	10,150	7,799
Extracted cannabis and hemp oils	25,191	26,533
Finished goods	4,620	5,073
Packaging and supplies	9,725	7,437
	49,686	46,842
Less: inventory valuation allowance	(6,143)	(4,803)
	43,543	42,039

Inventory expensed to cost of sales for the three months ended February 28, 2022 was $17,734 (February 28, 2021 - $12,196). During the three months ended February 28, 2022, the Company recorded an inventory valuation allowance of $1,340 (February 28, 2021 - $352) recognized on purchased and processed cannabis and packaging supplies, in which the cost exceeds its net realizable value.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

7. BIOLOGICAL ASSETS

The significant estimates and inputs used to assess the fair value of biological assets include the following assumptions as at February 28, 2022. Note that per unit amounts below are expressed in Canadian Dollars:

(i)	Selling prices – selling prices are based on the range of actual sales prices per gram for the period. Selling prices range between $3.43 and $11.72 at an average of $7.28 per gram (November 30, 2021 – between $4.56 and $11.72 at an average of $7.89 per gram) for cannabis flower and $nil per gram (November 30, 2021 – $nil per gram) for cannabis trim. The Company has not recognized fair value of biological assets related to cannabis trim grown to reflect the current market conditions.

(ii)	Post-harvest costs to complete and sell – the costs are based on actual processing costs incurred by drying, trimming, testing, packaging, manufacturing, and selling activities incurred in the period, including overhead allocations for these activities. Post-harvest costs to complete and sell average $3.18 per gram (November 30, 2021 – $4.19 per gram). The Company did not allocate any post-harvest costs to cannabis trim to reflect the current market conditions.

(iii)	The stage of plant growth – the stage of plant growth is estimated by the number of days into the growing stage as compared to the estimated growing time for a full harvest. The estimated stage of growth of the cannabis plants completion range between 5% and 84% at an average of 42% complete (November 30, 2021 – between 18% and 94% at an average of 51% complete).

(iv)	Expected yield – the expected yield per plant is based on the Company’s historical adjusted average yield per plant. Expected total yield per plant ranges from 89 to 98 grams of cannabis flower at an average of 92 grams (November 30, 2021 – from 83 to 107 grams at an average of 92 grams).

As at February 28, 2022, the Company’s biological assets consist solely of 1,382 cannabis plants (November 30, 2021 – 1,928 cannabis plants). The changes in the fair value of biological assets are as follows:

$
Balance, November 30, 2021	227
Changes in fair value due to biological transformation	(74)
Capitalized costs incurred during the biological transformation process	320
Transferred to inventory upon harvest	(259)
Balance, February 28, 2022	214

The Company expects that a $1 increase or decrease in the selling price per gram of cannabis flower would increase or decrease the fair value of biological assets by $26 (November 30, 2021 – $61). An increase or decrease in the expected yield per cannabis plant of 5 grams would result in an increase or decrease in the fair value of biological assets by $10 (November 30, 2021 – $12). Additionally, an increase or decrease of 10% in the post-harvest costs to complete and sell would increase or decrease the fair value of biological assets by $248 (November 30, 2021 – $61).

Net effect of changes in fair value of biological assets include:

$
Unrealized change in fair value of biological assets	116
Realized fair value increments on inventory sold or impaired	(190)

Unrealized change in fair value of biological assets is the net amount of the changes in fair value due to biological transformation changes that have been added to biological assets during the period ended February 28, 2022. As at February 28, 2022, biological assets and inventory include a total of $116 (November 30, 2021 – $121) of unrealized fair value of biological assets charges which are yet to be expensed, as the related biological assets and cannabis inventory is not yet sold.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

8. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab and production equipment	Right-of-use asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2021	6,336	46,801	2,086	1,300	1,889	25,130	6,675	90,217
Additions	-	258	11	53	65	2,678	-	3,065
Amendments to CS acquisition (Note 17)	-	(108)	-	-	-	-	-	(108)
Foreign exchange adjustments	-	-	-	-	1	2	3	6
Disposals	-	-	-	(2)	-	-	-	(2)
Transfers to assets held for sale (Note 10)	(1,477)	(4,018)	-	(129)	(8)	(339)	-	(5,971)
Balance, February 28, 2022	4,859	42,933	2,097	1,222	1,947	27,471	6,678	87,207
Accumulated depreciation
Balance, November 30, 2021	-	2,438	51	752	906	7,307	1,352	12,806
Depreciation	-	390	41	92	87	724	367	1,701
Foreign exchange adjustments	-	-	-	-	-	-	1	1
Disposals	-	-	-	-	-	-	-	-
Transfers to assets held for sale (Note 10)	-	(73)	-	(37)	(2)	(33)	-	(145)
Balance, February 28, 2022	-	2,755	92	807	991	7,998	1,720	14,363
Carrying value
November 30, 2021	6,336	44,363	2,035	548	983	17,823	5,323	77,411
February 28, 2022	4,859	40,178	2,005	415	956	19,473	4,958	72,844

During the period ended February 28, 2022, the Company recognized $1,701 of depreciation (February 28, 2021 – $988). Of this amount, $695 was allocated to cost of sales during the period ended February 28, 2022 (February 28, 2021 – $316).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

9. INTANGIBLE ASSETS AND GOODWILL

	SoRSE Manufacturing and Sales License $	Health Canada Licenses $	Customer Relationships $	Brand $	Software $	Goodwill $	Total $
Cost
Balance, November 30, 2021	38,449	13,093	2,602	55,058	1,109	53,222	163,533
Additions	-	-	-	-	91	-	91
Amendments to CS acquisition (Note 17)	-	-	-	-	-	(231)	(231)
Foreign exchange adjustments	-	-	2	43	1	38	84
Transfers to assets held for sale (Note 10)	-	(793)	-	-	-	-	(793)
Balance, February 28, 2022	38,449	12,300	2,604	55,101	1,201	53,029	162,684
Accumulated amortization
Balance, November 30, 2021	17,091	141	436	715	25	-	18,408
Amortization	1,780	119	2	275	4	-	2,180
Transfers to assets held for sale (Note 10)	-	(12)	-	-	-	-	(12)
Balance, February 28, 2022	18,871	248	438	990	29	-	20,576
Carrying value
November 30, 2021	21,358	12,952	2,166	54,343	1,084	53,222	145,125
February 28, 2022	19,578	12,052	2,166	54,111	1,172	53,029	142,108

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

10. ASSETS HELD FOR SALE

Accounting Policy

The Company accounts for its assets held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. The Company designates its assets and disposal groups as being held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through their continued use. For assets and disposal groups to be classified as being held for sale, their ultimate sale must be highly probable within one year, they must be available for immediate sale in their current condition, and they must be actively marketed by management. Assets held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately in the condensed interim consolidated statements of financial position.

Accounting Estimates and Judgments

Judgment is required in determining whether an asset or group of assets meets the criteria for being classified as “assets held for sale” in the condensed interim consolidated statements of financial position. The criteria that must be considered by management includes the existence of an active plan to dispose of the assets or disposal group, the expected selling price of the assets or disposal group, the expected timing of the completion of the sale, and the period of time for which the assets or disposal group have been classified as being held for sale. The Company will review the criteria for assets held for sale each reporting period and will reclassify assets to or from this category, as appropriate. In addition, there is a requirement to evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

During the period ended February 28, 2022, the Company designated its production facility and Health Canada license in Mission, British Columbia as being held for sale (the “Disposal Group”). The Disposal Group includes all property, plant and equipment associated with the facility (Note 8), as well as the facility’s associated production license (Note 9). The Disposal Group is ready for sale in its current condition as at February 28, 2022. In accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the Disposal Group has been presented separately on the condensed interim consolidated statements of financial position. All assets within the disposal group are within the Canada operating segment. As at February 28, 2022, activities within the normal course of business remained operational, and therefore, were not considered to be discontinued operations.

A net balance of property, plant and equipment of $5,826 and intangible assets of $781 have been designated as assets held for sale.

11. TERM LOAN AND OTHER DEBT

Term Loan	$
Balance, November 30, 2021	9,750
Additions	40,000
Repayment	(9,750)
Balance, February 28, 2022	40,000
Deferred financing costs
Balance, November 30, 2021	38
Accelerated accretion on repayment	(38)
Additions	2,400
Accretion	(250)
Balance, February 28, 2022	2,150
Total term loan, net of deferred financing costs	37,850
Current portion	-
Non-current portion	37,850

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

11. TERM LOAN AND OTHER DEBT – continued

On December 16, 2021, the Company entered into a secured non-revolving term loan with a private institutional lender for an aggregate principal amount of $40 million. The loan accrues interest at a rate of 10% per annum, which is payable quarterly, and matures on December 15, 2023, at which point the full outstanding principal amount becomes payable. The loan carries a minimum liquidity requirement, whereby the Company must maintain a minimum unrestricted cash balance of $3,000. As at February 28, 2022, the Company is in compliance with all covenant requirements. A portion of the proceeds were used to repay the existing term loans and mortgage assumed in the acquisition of Citizen Stash, in full on December 20, 2021. The Company incurred and deferred $2,400 of costs to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method.

The Company’s required repayments on the term loan due in each of the next reporting years are as follows:

2022	$-
2023	-
2024	40,000
40,000

In addition to the credit facility discussed above, there is also debt held in relation to a vehicle used at Green Roads. The vehicle debt contributes $11 and $14 to the term loan current and non-current balances, respectively.

12. CONTRACTUAL OBLIGATION

The following is a continuity schedule of the contractual obligation related to the SoRSE manufacturing and sales license agreement for the three months ended February 28, 2022:

Balance, November 30, 2021	$8,879
Accretion	102
Payment	(1,936)
Foreign exchange gain	(35)
Balance, February 28, 2022	7,010
Current portion	(2,411)
Non-current portion	4,599

13. LEASE LIABILITIES

The following is a continuity schedule of lease liabilities for the three months ended February 28, 2022:

Balance, November 30, 2021	$5,644
Lease payments	(403)
Foreign exchange adjustments	4
Interest expense on lease liabilities	43
Balance, February 28, 2022	5,288
Current portion	(1,406)
Non-current portion	3,882

When measuring lease liabilities, the Company discounts lease payments using its incremental borrowing rate. For leases recognized in the three months ended February 28, 2022, the weighted average rate applied is 4.78% (February 28, 2021 – 5.43%). During the three months ended February 28, 2022, the Company recorded rent expense of $291 (February 28, 2021 – $164) related to short-term and low value agreements.

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2022 and 2021
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14. NET REVENUE

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	February 28, 2022 $	February 28, 2021 $
Toll processing and co-packing	917	1,745
Product sales	21,508	17,853
Analytical testing	377	416
Other revenue	378	-
	23,180	20,014

Products transferred at a point in time	22,263	18,269
Products/services transferred over time	917	1,745
	23,180	20,014

15. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, CCO, President, Executive Vice Presidents, and directors of the Company.

The remuneration and other payments to the Company’s directors and other key management personnel are as follows:

	February 28, 2022 $	February 28, 2021 $
Wages and salaries	616	528
Share-based payments	1,272	1,225
	1,888	1,753

16. SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Three months ended February 28, 2022:

(a)	The Company issued 35,000 common shares in connection with employment compensation agreements, resulting in a decrease in the obligation to issue shares of $158 and increase in share capital of $224.

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2022 and 2021
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16. SHARE CAPITAL AND RESERVES – continued

Three months ended February 28, 2021:

(b)	The Company issued 14,182 common shares in connection with the vesting and release of 28,362 RSUs resulting in an increase to share capital of $68 and a decrease in cash and cash equivalents of $78 in relation to withholding taxes paid.

(c)	On January 29, 2021, the Company closed a bought deal financing pursuant to which the Company issued 6,454,666 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $32,701 to common shares and $4,066 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $7.65 per share for a period of thirty-six from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929 that were recorded to equity.

(d)	The Company issued 66,667 common shares in connection with employment compensation agreements resulting in a decrease in the obligation to issue shares of $135 and increase in share capital of $338.

Warrants

The following table summarizes warrant activity during the three months ended February 28, 2022 and the year ended November 30, 2021:

	Number of Warrants	Weighted Average Exercise Price $
Balance, outstanding November 30, 2020	8,901,098	11.79
Issued	16,652,150	9.66
Exercised	(6,000)	9.65
Expired	(7,901,098)	11.88
Balance, outstanding November 30, 2021	17,646,150	9.75
Balance, outstanding February 28, 2022	17,646,150	9.75

The following table summarizes the warrants outstanding as at February 28, 2022:

Warrants Outstanding	Warrants Exercisable	Exercise price $	Expiry date
400,000	400,000	10.50	October 26, 2023
300,000	300,000	11.25	October 26, 2023
300,000	300,000	12.00	October 26, 2023
9,678,500	9,678,500	7.65	January 29, 2024
6,967,650	6,967,650	12.45	June 4, 2024
17,646,150	17,646,150

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2022	2023	Total
Officers	150,000	150,000	300,000

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16. SHARE CAPITAL AND RESERVES – continued

Of the amount recognized for the obligation to issue shares, $105 was recorded as share-based payments expense related to the issue of 35,000 shares for the three months ended February 28, 2022 (February 28, 2021 – $203 related to the issue of 66,667 shares).

Escrow shares

In connection with the acquisition of Pommies, 201,351 common shares were placed in escrow, which included 86,293 indemnity shares and 115,057 milestone shares. These shares’ release was subject to certain indemnity provisions and the achievement of specific milestones and provisions outlined in the share purchase agreement. As of February 28, 2022, all indemnity shares had been released from escrow, while 28,764 of the milestone shares had been released from escrow, with a total of 86,293 milestone shares remaining in escrow.

In connection with the acquisition of LYF (Note 17), 755,555 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. As of February 28, 2022, these shares remain in escrow as the milestones have not yet been achieved.

In connection with the acquisition of GR (Note 17), there were 1,434,767 common shares placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company. As of February 28, 2022, these shares remain in escrow as the resolution and settlement has not yet occurred.

Omnibus long-term incentive plan

The Company has in place an omnibus LTIP, which allows for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, employees, and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”).

LTIP option plan

The following table summarizes LTIP stock option activity during the three months ended February 28, 2022:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2021	499,244	5.71
Issued	2,568,462	3.93
Cancelled and forfeited	(15,081)	5.19
Balance outstanding, February 28, 2022	3,052,625	4.22
Options exercisable, February 28, 2022	554,483	4.82

The following table summarizes the LTIP stock options outstanding and exercisable as at February 28, 2022:

Options outstanding	Options exercisable	Exercise price $	Expiry date
434,163	327,935	5.19	October 18, 2025
50,000	12,504	10.41	May 16, 2026
2,568,462	214,044	3.93	January 17, 2026
3,052,625	554,483

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16. SHARE CAPITAL AND RESERVES – continued

The Company used the Black-Scholes option pricing model to establish the fair value of LTIP options granted by applying the following weighted average assumptions at issuance:

	2022	2021
Average dividend per share	-	-
Average forecasted volatility	90%	97%
Average risk-free interest rate	1.68%	0.95%
Average expected life	5 years	5 years
Forfeiture rate	8.57%	4.68%
Fair value – weighted average of options issued	$2.75	$2.52

LTIP RSU’s and DSU’s

The omnibus LTIP plan permits the Board of Directors of the Company to grant RSU’s to certain officers, employees, and consultants and DSU’s to non-management directors. The RSU’s vest quarterly over a period of three years from grant date.

The following table summarizes LTIP RSU and DSU activity during the three months ended February 28, 2022:

	Number of RSUs and DSUs	Weighted Average Issue Price of RSUs/DSUs
Balance outstanding, November 30, 2021	199,771	$5.63
Granted	777,514	$3.00
Balance outstanding, February 28, 2022	977,285	$3.54

The following table summarizes the LTIP RSUs and DSUs outstanding as at February 28, 2022:

RSUs and DSUs outstanding	Grant date
124,385	October 19, 2020
16,851	February 26, 2021
9,375	May 27, 2021
16,125	August 27, 2021
33,035	November 26, 2021
777,514	January 18, 2022
977,285

Legacy option plan

The following table summarizes legacy stock option activity during the three months ended February 28, 2022:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2021	1,538,020	9.56
Cancelled and forfeited	(26,106)	12.08
Balance outstanding, February 28, 2022	1,511,914	9.52
Options exercisable, February 28, 2022	1,395,309	9.26

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16. SHARE CAPITAL AND RESERVES – continued

The following table summarizes the legacy stock options outstanding and exercisable as at February 28, 2022:

Options outstanding	Options exercisable	Exercise price $	Expiry date
100,000	100,000	3.21	July 9, 2023
561,384	561,384	5.85	October 13, 2023
250,000	229,167	12.63	May 26, 2024
567,197	477,258	12.96	July 14, 2024
33,333	27,500	8.37	October 14, 2024
1,511,914	1,395,309

Share-based payments

For the three months ended February 28, 2022 and 2021, the Company recorded the following share-based payments:

	2022	2021
Legacy stock options	118	674
LTIP stock options	1,005	386
LTIP RSUs and DSUs	525	467
Obligation to issue shares	105	203
	1,753	1,730

17. BUSINESS ACQUISITIONS

Acquisition of LYF

On March 5, 2021, the Company entered into an agreement to acquire all of the shares of LYF (“LYF Agreement”). LYF is a edibles manufacturer based in Kelowna, BC with expertise in product creation, white label manufacturing and infusion technologies. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $18,410, which is comprised of $3,909 cash and 2,777,827 common shares valued at $14,501. In addition, there were 328,205 common shares, valued at $1,713 placed in escrow subject to release based on the indemnity provisions of the LYF Agreement. Further, there was a $750 promissory note funded from the Company to LYF pre-acquisition, which gained $12 of accrued interest and was assumed at $762. In addition to the promissory note, there was also $310 of deferred revenue and $1,100 of accounts payable that was settled as a pre-existing relationship on acquisition.

The contingent consideration of $2,198 represents four earn-out EBITDA milestone payments of which two milestones ended February 28, 2022 (with a total potential payout of $7,500 and currently valued at $595) and two milestones end February 28, 2023 (with a potential payout of $10,000 and currently valued at $745). The contingent consideration can be settled using cash or common shares at the Company’s discretion. 427,350 of the Company’s shares were placed into escrow subject to release upon the achievement of the first earn-out EBITDA milestone ending February 28, 2022. As of February 28, 2022, these shares were still held in escrow, as milestone requirements were not yet met. Initial valuation of the contingent consideration was calculated using a Monte Carlo simulation and is subsequently reviewed and remeasured on a quarterly basis (Note 21).

During the three months ended February 28, 2022, remeasurement of the contingent consideration under the Monte Carlo simulation resulted in a liability of $1,940 (November 30, 2021 – $2,250) with a gain on remeasurement of $310.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17. BUSINESS ACQUISITIONS – continued

Consideration	Number of Shares		Amount $
Cash paid on closing			3,909
Shares issued on closing	2,777,827		14,501
Contingent consideration	Note	(i)	2,198
Indemnity shares	328,205		1,713
Working capital adjustment			1,110
Settlement of pre-existing relationships			2,172
Total fair value of consideration			25,603
Net assets acquired
Current assets
Cash			196
Accounts receivable			150
Prepaid expenses and other current assets			243
Inventory			1,612
Non-current assets
Prepaid deposits			82
Intangible assets			12,982
Property, plant and equipment			7,070
Total assets			22,335
Current liabilities
Accounts payable and accrued liabilities			1,215
Canadian Emergency Business Account (“CEBA”) Loan			40
Non-current liabilities
Deferred taxes			2,090
Total liabilities			3,345
Total net assets acquired			18,990
Purchase price allocation
Net identifiable assets acquired			18,990
Goodwill			6,613
			25,603
Net cash outflows
Cash consideration paid			(3,909)
Cash acquired			196
			(3,713)

(i)	Milestone consideration can be settled using cash or common shares at the Company’s discretion. 427,350 shares are currently held in escrow related to the first milestone.

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. Goodwill arising on this acquisition is not expected to be deductible for tax purposes.

During the period ended February 28, 2022, the Company finalized the determination of the fair value of the net identifiable assets acquired and liabilities assumed related to the acquisition of LYF. There were no changes as compared to the preliminary values reported as at November 30, 2021.

Acquisition of Green Roads

On June 17, 2021, the Company entered into an agreement to acquire all of the shares of Green Roads (“GR Agreement”). Green Roads was the largest privately-owned CBD company in the United States. Based in South Florida, the company produces health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products. The transaction constituted a business combination under IFRS 3, Business Combinations.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17. BUSINESS ACQUISITIONS – continued

The consideration paid at closing was $40,815, which is comprised of $14,400 cash and 2,659,959 common shares valued at $26,415. In addition, there were 1,434,767 common shares, valued at $14,248 placed in escrow subject to the resolution and settlement of certain tax matters, in which the sellers are required to indemnify the Company (indemnity asset and other liability of $10,957 was recognized in the purchase price allocation on the acquisition date). Furthermore, there was $1,902 in cash that was placed in escrow subject to adjustments related to net working capital.

The contingent consideration of $940 represents an earn-out EBITDA milestone payment in which the milestone ends November 30, 2022 (with a total potential payout of $24,556 and valued at $940 on acquisition date). The contingent consideration can be settled using cash or common shares at the Company’s discretion. Preliminary valuation of the contingent consideration was calculated using a Monte Carlo simulation and is subsequently reviewed and remeasured on a quarterly basis.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of property, plant and equipment, indemnity assets, other liability, lease liabilities, inventory, certain current and non-current liabilities, intangibles, and goodwill. In addition, changes in deferred taxes may also arise as fair value adjustments are finalized.

During the three months ended February 28, 2022, remeasurement of the contingent consideration under the Monte Carlo simulation resulted in a liability of $4 (November 30, 2021 – $367) with a gain on remeasurement of $363.

Consideration	Number of Shares	Amount $
Cash paid on closing		14,400
Cash held in escrow		1,902
Shares issued on closing	2,659,959	26,415
Tax escrow shares	1,434,767	14,248
Contingent consideration		940
Working capital adjustment		(1,462)
Total fair value of consideration		56,443
Net assets acquired
Current assets
Cash		669
Accounts receivable		508
Promissory note receivable		100
Prepaid expenses and other current assets		385
Indemnity assets (provisional)		10,957
Inventory (provisional)		2,908
Non-current assets
Property, plant and equipment (provisional)		3,083
Intangible assets (provisional)		33,145
Other assets		293
Total assets		52,048

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17. BUSINESS ACQUISITIONS – continued

Current liabilities
Accounts payable and accrued liabilities	2,380
Lease liability – current (provisional)	682
Deferred revenue	875
Other liability (provisional)	10,957
Non-current liabilities
Lease liability – non-current (provisional)	1,234
Deferred taxes (provisional)	6,543
Miscellaneous liabilities	33
Total liabilities	22,704
Total net assets acquired	29,344
Purchase price allocation
Net identifiable assets acquired	29,344
Goodwill (provisional)	27,099
56,443
Net cash outflows
Cash consideration paid	(16,420)
Cash acquired	669
(15,751)

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. Goodwill arising on this acquisition is expected to be partially deductible for tax purposes.

As of February 28, 2022, Goodwill related to Green Roads was $27,924 following adjustments related to foreign exchange.

Acquisition of Citizen Stash

On November 8, 2021, the Company finalized the plan of arrangement (“CS Arrangement”) to acquire all of the shares of Citizen Stash. Based in Mission British Columbia, Citizen Stash is a licensed cultivator and processor of premium craft cannabis products, operating a platform comprised of a network of craft contract growing partners from which it selectively sources premium bulk flower grown from Citizen Stash’s industry leading proprietary genetics. Citizen Stash manufactures and packages flower and pre-roll products primarily through manual processes. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $35,760, which is comprised of 5,786,360 common shares.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of property, plant and equipment, lease liabilities, inventory, certain current and non-current liabilities, intangible assets, and goodwill. During the three months ended February 28, 2022, amendments were made to the provisional fair value of assets acquired and liabilities assumed. The result was a decrease in property, plant and equipment of $108, a decrease in accounts payable and accrued liabilities of $339, and a corresponding decrease in goodwill of $231.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17. BUSINESS ACQUISITIONS – continued

Consideration	Number of Shares	Amount $
Shares issued on closing	5,786,360	35,760
Settlement of pre-existing relationships		1,052
Total fair value of consideration		36,812
Net assets acquired
Current assets
Cash		1,417
Marketable securities and derivatives		72
Accounts receivable		1,282
Prepaid expenses and other current assets		449
Inventory and biological assets (provisional)		2,110
Non-current assets
Property, plant and equipment (provisional)		5,970
Intangible assets (provisional)		20,717
Other assets		53
Total assets		32,070
Current liabilities
Accounts payable and accrued liabilities		4,045
Term loan – non-current		2,500
Non-current liabilities
Deferred taxes		3,028
Lease liability – non-current (provisional)		53
Total liabilities		9,626
Total net assets acquired		22,444
Purchase price allocation
Net identifiable assets acquired		22,444
Goodwill (provisional)		14,368
		36,812
Net cash inflows
Cash consideration paid		-
Transaction costs paid		(62)
Cash acquired		1,417
		1,355

Goodwill arising from the business combination represents expected synergies, future income and growth that are not separately recognized. Goodwill arising on this acquisition is not expected to be deductible for tax purposes.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

18.	GOVERNMENT ASSISTANCE

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

The CEWS program had ended prior to November 30, 2021; as such, the Company did not apply for any amounts in the three months ended February 28, 2022 (February 28, 2021 – $1,867), with $114 (February 28, 2021 – $1,520) accrued for under trade and other receivables (Note 5). For the amounts applied for in the three months ended February 28, 2022 and 2021, the Company has applied the CEWS as a reduction against the following:

	February 28, 2022 $	February 28, 2021 $
Inventory	-	147
Cost of sales	-	188
Wages and salaries	-	1,532
	-	1,867

19. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three months ended February 28, 2022 and 2021 is as follows:

	February 28, 2022	February 28, 2021
	$	$
Loss before income taxes	(27,448)	(7,123)

Statutory rate	27%	27%
Expected income tax (recovery) at statutory rates	(7,411)	(1,923)
Change in statutory rates and other	77	1
Permanent differences	228	472
Share issue costs	-	(791)
Change in unrecognized deductible temporary differences	5,406	1,271
Income taxes	(1,700)	(970)

20. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at February 28, 2022 are summarized in the following table:

	Amortized cost $	Financial assets and liabilities designated as FVTPL $	Total $
Assets
Cash	17,367	-	17,367
Restricted short-term investments	-	401	401
Marketable securities and derivatives	-	2,841	2,841
Receivables (excluding unbilled revenue)	35,073	-	35,073
Indemnity asset	11,368	-	11,368
Liabilities
Accounts payable and accrued liabilities	42,897	-	42,897
Contingent consideration	-	1,944	1,944
Other liability	11,368	-	11,368
Contractual obligation	7,010	-	7,010
Lease liabilities	5,288	-	5,288
Term loan and other debt	37,875	-	37,875

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and,

c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash, receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above.

The fair values of restricted short-term investments and marketable securities were measured based on Level 1 inputs for publicly traded companies and at Level 3 for private companies. The fair values of derivatives were measured based on Level 2 inputs.

The fair value of LYF contingent consideration payable was measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. A Monte Carlo simulation was run to determine the fair value of contingent consideration based on the level 3 inputs. The primary inputs that drove the simulation were the forecast EBITDA, discount rate, and volatility. As at February 28, 2022, the discount rate used was 30% and the volatility used was 59%. If the forecast EBITDA increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $305. If the discount rate increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $190. If the implied volatility increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $180.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

The fair value of GR contingent consideration payable was measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. A Monte Carlo simulation was run to determine the fair value of contingent consideration based on the level 3 inputs. The primary inputs that drove the simulation were the forecast EBITDA, discount rate, and volatility. As at February 28, 2022, the discount rate used was 19% and the volatility used was 71%. If the forecast EBITDA increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $2. If the discount rate increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $1. If the implied volatility increased or decreased by 5%, the estimated fair value of the contingent consideration would increase or decrease by approximately $3.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, and restricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At February 28, 2022, the Company had cash and restricted short-term investments of $17,768 and a balance of $nil on term loans and other debt subject to fluctuations in interest rates (November 30, 2021 – $16,354 and $9,739). At February 28, 2022, a 1% decrease in interest rates would result in a reduction in interest income by $178 (November 30, 2021 – $164) and a reduction of interest expense of $nil (November 30, 2021 – $97), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, marketable securities and derivatives, restricted short-term investments, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $13,809 in trade accounts receivable outstanding over 60 days at February 28, 2022 (November 30, 2021 – $6,820). The expected credit loss for overdue balances is estimated to be $2,571 (November 30, 2021 – $821) based on historical collection experience, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at February 28, 2022, the Company has subsequently collected, has trade payables outstanding with the same customers, or has recorded a trade receivables valuation allowance loss provision representing 60% of the total balance. Of the Company’s trade receivables outstanding at February 28, 2022, 43% are held with four Health Canada licensed customers of the Company and 26% are held with two provincial boards (November 30, 2021 – 43% held with four Health Canada licensed customers and 24% held with three provincial boards).

The carrying amount of cash, marketable securities and derivatives, restricted short-term investments, and trade and other receivables represent the maximum exposure to credit risk, and as at February 28, 2022, this amounted to $56,217 (November 30, 2021 – $48,124).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from one Health Canada licensed customer of the Company representing 18% of total revenue in the three months ended February 28, 2022 (2021 – four Health Canada licensed customers representing 48% of total revenue). The Company recorded sales from three provincial boards representing 60% of total revenue in the three months ended February 28, 2022 (2021 – three provincial boards representing 39% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at February 28, 2022, the Company has $17,768 of cash, and restricted short-term investments (November 30, 2021 – $16,354). The Company is obligated to pay accounts payable and accrued liabilities, current portions of the lease liability, contractual obligation, contingent consideration, and term loan and other debt with a carrying amount of $48,669 (November 30, 2021 – $50,633).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, trade and other receivables, accounts payable and accrued liabilities, other liability, and contractual obligations (including contingent consideration) that are denominated in US dollars and Australian dollars. As at February 28, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased loss for the period by approximately $1,078 (November 30, 2021 – $1,048). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect. A 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased loss for the period by approximately $72 (November 30, 2021 – $15). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at February 28, 2022, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $590 (November 30, 2021 – $631). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	February 28, 2022	February 28, 2021
	$	$
Equipment accrued through accounts payable	809	498
Share units released – non-cash portion	-	146
Settlement of obligation to issue shares	263	338
Reclassification of capital assets to assets held for sale	6,607	-
Warrants issued pursuant to bought deal financing	-	4,066

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23. COMMITMENTS AND CONTINGENCIES

Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at February 28, 2022, there remains $5,898 (November 30, 2021 – $6,312) payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2022	2,061
2023	1,815
2024	1,815
2025	907
Thereafter	-
6,598

24. SEGMENTED INFORMATION

The Company has two reportable segments: Canada and United States and International, which is the way the Company reports information to its chief decision makers and Board of Directors.

The Canada operating segment includes all business-to-business and business-to-consumer activity within Canada. This includes toll processing and co-packing, product sales, and analytical testing. Segment assets include those arising from the Company’s main operations in Kelowna, BC, the Pommies beverage facility in Bolton, Ontario, the LYF manufacturing facility in Kelowna, BC, and the Citizen Stash cultivation facility in Mission, BC.

The United States and International operating segment includes all activity related to the Green Roads CBD health and wellness manufacturing facility in Florida, United States. Segment assets include those arising from Green Roads’ operations. Also included are operations in Australia related to the distribution agreement with Cannvalate (Note 23).

The operating segments for the three months ended February 28, 2022 and 2021:

	February 28, 2022
	Canada	United States and International	Total
	$	$	$
Net revenue	17,749	5,431	23,180
Cost of sales, inventory allowance, and fair value changes	18,545	2,674	21,219
	(796)	2,757	1,961
Operating expenses	20,784	7,233	28,017
	(21,580)	(4,476)	(26,056)
Non-operating (income) expense	(325)	17	(308)
Net loss	(21,255)	(4,493)	(25,748)

Total assets	278,471	71,578	350,049
Total liabilities	102,516	12,245	114,761

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2022 and 2021

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

24. SEGMENTED INFORMATION – continued

	February 28, 2021
	Canada	United States and International	Total
	$	$	$
Net revenue	19,957	57	20,014
Cost of sales, inventory allowance, and fair value changes	15,246	-	15,246
	4,711	57	4,768
Operating expenses	11,915	-	11,915
	(7,204)	57	(7,147)
Non-operating income	(994)	-	(994)
Net income (loss)	(6,210)	57	(6,153)

Total assets	199,395	-	199,395
Total liabilities	39,743	-	39,743

The geographical breakdown for the three months ended February 28, 2022 and 2021:

	February 28, 2022			February 28, 2021
	Domestic	Foreign	Total	Domestic	Foreign	Total
	$	$	$	$	$	$
Net revenue	17,749	5,431	23,180	19,957	57	20,014

Included in net revenue arising from the Canada operating segment is $7,604 from Customer A, $4,549 from Customer B, and $4,471 from Customer C. Customers A through C each contributed 10 per cent or more to the Company’s net revenue for the three months ended February 28, 2022 (2021 – Customer A $2,129, Customer B $3,439, Customer D $3,676, Customer E $2,291, and Customer F $2,276).

25. SUBSEQUENT EVENTS

Subsequent to February 28, 2022 on April 5, 2022, the Company closed a bought deal financing, pursuant to which the Company issued 12,205,186 units at a price of $2.65 per unit, valued at $32,344, which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $3.20 per share for a period of forty-eight months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,159.